SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING NTT COMMUNICATIONS CORPORATION’S COMPLETION OF TENDER OFFER FOR THE SHARES OF NTT VISUAL COMMUNICATIONS CORPORATION

On March 5, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning NTT Communications Corporation’s completion of a tender offer for shares of NTT Visual Communications Corporation. NTT Communications Corporation is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 5, 2008

March 5, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT COMMUNICATIONS CORPORATION’S COMPLETION OF

TENDER OFFER FOR THE SHARES OF NTT VISUAL COMMUNICATIONS CORPORATION

NTT Communications Corporation (“NTT Com”), one of the wholly-owned subsidiaries of Nippon Telegraph and Telephone Corporation, made the decision at the board of directors’ meeting held on November 30, 2007 to acquire the common shares of NTT Visual Communications Corporation by means of a tender offer. We hereby give notice of the results of NTT Com’s tender offer which commenced on December 3, 2007 and completed on March 4, 2008. For more details, please see the attached press release by NTT Com.

For further inquiries please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax : +81-3-5205-5589

March 5, 2008

To All Concerned

NTT Communications Corporation

Hiromi Wasai, President and CEO

Inquiries: Ichiro Nakagawa

Manager, Strategic Planning Dept.

(TEL: +81-3-3597-6271)

NOTICE REGARDING COMPLETION OF TENDER OFFER FOR THE SHARES

OF NTT VISUAL COMMUNICATIONS CORPORATION

At the board of directors’ meeting held on November 30, 2007, NTT Communications Corporation (the “Company” or “Tender Offeror”) made the decision to acquire the common shares of NTT Visual Communications Corporation (the “Target”) by means of a tender offer (the “Tender Offer”). We hereby give notice of the results of the Tender Offer which commenced on December 3, 2007 and completed on March 4, 2008, as follows:

1.	Outline of the Tender Offer

(1)	Corporate name of the Target

NTT Visual Communications Corporation

(2)	Expected number of shares to be purchased

Type of shares	Expected number of shares to be purchased if converted into shares (if any)	Minimum number of shares to be purchased if converted into shares (if any)	Maximum number of shares to be purchased if converted into shares (if any)
Share certificates	1,375 shares	— shares	— shares

Share acquisition rights certificates	—	—	—

Bonds with share acquisition rights	—	—	—

Trust beneficiary securities and other share certificates ( )	—	—	—

Depositary receipts ( )	—	—	—

Total	1,375 shares	— shares	— shares

(Note 1) •	Approximately 1,375 shares were expected to be purchased under the Tender Offer (the “expected number of shares to be purchased”). The Tender Offeror offered to purchase all shares tendered for sale, and, therefore, none of the conditions stipulated in Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law (the “Law”) applied.

•	The maximum number of shares that the Tender Offeror may purchase under this Tender Offer was 13,844 shares. The maximum number of shares was obtained by subtracting fractional shares (1 share) and the number of shares in the Target held by the Tender Offeror on the commencement date of the Tender Offer (11,100 shares) from the number of issued shares of the Target as of March 31, 2007 (24,945 shares) as stated in the Target’s Annual Report for its 24th Term filed on June 25, 2007.

(3)	Tender Offer period

From Monday, December 3, 2007 through Tuesday, March 4, 2008 (60 business days)

(4)	Tender Offer price

7,200 yen per share

2.	Results of the Tender Offer

(1)	Tenders made

Type of shares	Expected number of shares to be purchased if converted into shares (if any)	Minimum number of shares to be purchased if converted into shares (if any)	Maximum number of shares to be purchased if converted into shares (if any)	Number of shares tendered, if converted into shares (if any)	Number of shares purchased, if converted into shares (if any)
Share certificates	1,375 shares	— shares	— shares	13,152 shares	13,152 shares

Share acquisition rights certificates	—	—	—	—	—

Bonds with share acquisition rights	—	—	—	—	—

Trust beneficiary securities and other share certificates ( )	—	—	—	—	—

Depositary receipts ( )	—	—	—	—	—

Total	1,375 shares	— shares	— shares	13,152 shares	13,152 shares

(2)	Changes in percentage of ownership of share certificates as a result of the Tender Offer

Number of voting rights with respect to share certificates held by the Tender Offeror prior to the Tender Offer	11,100	(Percentage of ownership of share certificates prior to the Tender Offer: 44.50%)

Number of voting rights with respect to share certificates held by the Tender Offeror subsequent to the Tender Offer	24,252	(Percentage of ownership of share certificates subsequent to the Tender Offer: 97.23%)

Total number of voting rights of shareholders of the Target	24,944

(Note 1) •	The “total number of voting rights of shareholders of the Target” is the total number of voting rights of shareholders as given in the Target’s Interim Report for its 25th Term filed on December 14, 2007.

•	The “percentage of ownership of share certificates prior to the Tender Offer” and the “percentage of ownership of share certificates subsequent to the Tender Offer” are rounded to the second decimal place.

(3)    Calculation for the Tender Offer according to the pro rata method

Not applicable.

(4)    Cost of the Tender Offer

94,694,400 yen

(5)    Method of settlement

	Name and head office address of financial services firm which will carry out the settlement of the Tender Offer and is qualified to handle financial products

Shinko Securities Co., Ltd. 4-1 Yaesu, 2-chome Chuo-ku, Tokyo

‚	Initial settlement date

Tuesday, March 11, 2008

ƒ	Settlement method

Promptly after the conclusion of the Tender Offer period, a notice of purchase under the Tender Offer will be mailed to the addresses of all shareholders who have tendered their shares (in the case of overseas shareholders, to their standing proxy). The purchase will be settled in cash. In accordance with the instructions of the tendering shareholders (or their standing proxy in the case of overseas shareholders), the tender offer agent will remit the purchase price of the tendered shares promptly after the initial settlement date to the address instructed by the tendering shareholders (or by their standing proxy in the case of overseas shareholders) or will pay the amount at the head office of the tender offer agent, or at any of its branches throughout Japan which received the tender.

(6)    Location at which copies of the Tender Offer report is available for public viewing

NTT Communications Corporation 1-6, Uchisaiwaicho, 1-chome Chiyoda-ku, Tokyo

3.	Policies after the Tender Offer

As a result of the Tender Offer, the Target is to become a consolidated subsidiary of the Company. Through the strengthened capital relationship achieved through this Tender Offer, the Company intends to aggressively pursue its collaboration with the Target. At present, the Company has no plans to make further acquisitions of shares in the Target subsequent to this Tender Offer. The effect of the Tender Offer on consolidated and non-consolidated results for this term is expected to be minimal.